SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 4)

QIWI PLC
(Name of Subject Company (Issuer))

Dalliance Services Company
(Name of Filing Persons (Offeror))
wholly owned by
Sergey Solonin
(Name of Filing Persons (Affiliate of Offeror))
Class B ordinary shares, having a nominal value EUR 0.0005 per share
(Title of Class of Securities)
N/A
(CUSIP Number of Class of Securities)
American Depositary Shares, each representing one Class B ordinary share, having a nominal value EUR 0.0005 per share
(Title of Class of Securities)
74735M108
(CUSIP Number of Class of Securities)
Natallia Makarava
5, Dimitraki Christodoulou
3rd Floor
Flat/Office 303
P.C. 1035, Nicosia, Cyprus
+357 22 032793
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

Copies to:
Curtis L. Mo, Esq.
J.A. Glaccum, Esq.
Drew M. Valentine, Esq.
DLA Piper LLP (US)
2000 University Avenue
East Palo Alto, California
94303-2214
(650) 833-2000
☐
Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:
☒
third-party tender offer subject to Rule 14d-1

☐
issuer tender offer subject to Rule 13e-4

☐
going-private transaction subject to Rule 13e-3

☐
amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon: ☐
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 19, 2022, as amended on August 8, 2022, August 17, 2022 and August 26, 2022 (the “Schedule TO”), relating to the offer by Dalliance Services Company, a corporation incorporated under the laws of the Marshall Islands (the “Offeror”) and wholly owned by Sergey Solonin, the controlling shareholder and chairman of the board of directors of QIWI PLC, a company formed under the laws of Cyprus (the “Company”), to the stockholders of the Company to tender up to 10,000,000 of the Company’s Class B ordinary shares having a nominal value EUR 0.0005 per share (each, a “Share,” and collectively, the “Shares”) and the Company’s Shares represented by American Depositary Shares, each representing a Share (each an “ADS” and collectively, the “ADSs”) at a price of $2.50 per Share (including Shares represented by ADSs), to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 19, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A), and in the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(B), in each case as they may be amended and supplemented from time to time (collectively, the “Offer”).
Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO. All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.
Items 1 through 11.
Item 10(a) of the Schedule TO is hereby amended and supplemented by deleting the first paragraph of Item 10 in its entirety and replacing it with the following:
(a) The Offeror is the entity that will accept the Shares or Shares represented by ADSs for purchase in the Offer and pay the Purchase Price. The Offeror is a holding company of Mr. Solonin whose assets and liabilities are primarily made up of the contributions of, and loans from, Mr. Solonin. As of August 5, 2022, the Offeror had deposited $20,000,000 in cash with the Depositary for payment upon completion of the Offer. Prior to the Expiration Time, Mr. Solonin will contribute additional funds to the Offeror for the purposes of paying the Purchase Price and related fees and expenses of the Offer. See Section 9 (“Source and Amount of Funds”) in the Offer to Purchase, which is incorporated herein by reference, for financial statements of the Offeror and the net worth of Mr. Solonin, and Section 16 (“Fees and Expenses”) in the Offer to Purchase, which is incorporated herein by reference, for an estimate of the fees and expenses. The financial statements of the Offeror discussed in Section 9 of the Offeror to Purchase and provided in Annex A thereto are not audited because the Offeror has never prepared audited financial statements given its status as a wholly owned holding company of Mr. Solonin and because audited financial statements are not required under its jurisdiction of incorporation, the Marshall Islands. Accordingly, audited financial statements are not available. The Offeror and Mr. Solonin believe that the cost of conducting an audit for a holding company of Mr. Solonin’s whose assets and liabilities are primarily made up of the contributions of, and loans from, Mr. Solonin would be far greater than the benefit provided to potential investors and therefor an unreasonable cost and expense to be incurred by the bidders in connection with the Offer. The annual consolidated financial statements of the Offeror were prepared according to the recognition and measurement principles of International Financial Reporting Standards (IFRS) as adopted by International Accounting Standards Board (IASB), including all amendments to standards effective January 1, 2021. The accounting policies adopted in the preparation of the Offeror’s interim condensed financial statements were consistent with those followed in the preparation of the Offeror’s annual consolidated financial statements for the year ended December 31, 2021, except for the adoption of amended IFRS effective as of January 1, 2022.
Summary Term Sheet
The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is hereby amended and supplemented by deleting the second paragraph under the question “Does the Offeror have the financial resources to make payment? How will the Offeror pay for the Shares?” and replacing it with the following:

As of August 5, 2022, the Offeror had deposited $20,000,000 in cash with the Depositary for payment upon completion of the Offer. Prior to the Expiration Time, Mr. Solonin will contribute additional funds to the Offeror for the purposes of paying the Purchase Price and related fees and expenses of the Offer. See Section 9.
The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is hereby amended and supplemented by deleting the first paragraph under the question “Is the Offeror’s financial condition relevant to my decision on whether to tender in the Offer?” and replacing it with the following response:
The Offeror is the entity that will accept the Shares or Shares represented by ADSs for purchase in the Offer and pay the Purchase Price. The Offeror is a holding company of Mr. Solonin whose assets and liabilities are primarily made up of the contributions of, and loans from, Mr. Solonin. As of August 5, 2022, the Offeror had deposited $20,000,000 in cash with the Depositary for payment upon completion of the Offer. Prior to the Expiration Time, Mr. Solonin will contribute additional funds to the Offeror for the purposes of paying the Purchase Price and related fees and expenses of the Offer. See Section 9.
THE OFFER — 9. Source and Amount of Funds
The information set forth in the section of the Offer to Purchase titled “THE OFFER — 9. Source and Amount of Funds” is hereby amended and supplemented by deleting the first two paragraphs of the section and replacing them with the following:
Assuming that the Offer is fully subscribed, the aggregate purchase price for the Shares (including the Shares represented by ADSs) purchased in the Offer will be $25.0 million (or approximately $27.6 million if the Offeror avails itself of the 2% Option). Mr. Solonin has acquired considerable financial resources from the Company’s initial public offering and the dividends he has received as a shareholder of the Company. We, through Mr. Solonin, have the financial resources to make the payment and expect to fund the purchase of Shares (including the Shares represented by ADSs) in the Offer and to pay the fees and expenses in connection with the Offer with available cash on hand from Mr. Solonin. As of August 5, 2022, we had deposited $20,000,000 in cash with the Depositary for payment upon completion of the Offer. Prior to the Expiration Time, Mr. Solonin will contribute additional funds to us for the purposes of paying the Purchase Price and related fees and expenses of the Offer.
The Offeror is a holding company of Mr. Solonin with no revenue and marginal assets, other than the contributions of, and loans from, Mr. Solonin. The financial statements of the Offeror set forth in Annex A to this Offer to Purchase are not audited. The Offeror has never prepared audited financial statements given its status as a wholly owned holding company of Mr. Solonin and because audited financial statements are not required under its jurisdiction of incorporation, the Marshall Islands. Accordingly, audited financial statements are not available. The Offeror and Mr. Solonin believe that the cost of conducting an audit for a holding company of Mr. Solonin’s whose assets and liabilities are primarily made up of the contributions of, and loans from, Mr. Solonin would be far greater than the benefit provided to potential investors and therefor an unreasonable cost and expense to be incurred by the bidders in connection with the Offer. The annual consolidated financial statements of the Offeror set forth in Annex A to this Offer to Purchase were prepared according to the recognition and measurement principles of International Financial Reporting Standards (IFRS) as adopted by International Accounting Standards Board (IASB), including all amendments to standards effective January 1, 2021. The accounting policies adopted in the preparation of the Offeror’s interim condensed financial statements set forth in Annex A to this Offer to Purchase were consistent with those followed in the preparation of the Offeror’s annual consolidated financial statements for the year ended December 31, 2021, except for the adoption of amended IFRS effective as of January 1, 2022.
ANNEX A
The Offer to Purchase is hereby amended and supplemented by adding an Annex A containing the following financial statements of the Offeror:

Dalliance Services Company
FINANCIAL STATEMENTS
For the years ended 31 December 2021 and 31 December 2020

Dalliance Services Company
FINANCIAL STATEMENTS
31 December 2021 and 31 December 2020

Dalliance Services Company
STATEMENT OF COMPREHENSIVE INCOME
Years ended 31 December 2021 and 31 December 2020
	Note	2021	2020
		$	$
General and administrative expenses	5	(456,656)	(3,789)
Loss from operations		(456,656)	(3,789)
Compensation for breach of contract	6	4,750,000	—
Impairment of investments	6	(15,392,960)	—
Gain from sale of investments		—	13,081,200
Foreign exchange gain/(loss), net		(44,983)	23,896
Other income		—	88,158
Profit/(loss) before tax		(11,144,599)	13,189,465
Income tax		—	—
Net profit/(loss)		(11,144,599)	13,189,465
Other comprehensive income		—	—
Total other comprehensive (loss)/income, net of tax		(11,144,599)	13,189,465
Earnings per share:
Basic, profit attributable to ordinary equity holders of the parent	8	(22,289)	26,379
Diluted, profit attributable to ordinary equity holders of the parent	8	(22,289)	26,379
The accompanying notes form an integral part of these financial statements

Dalliance Services Company
STATEMENT OF FINANCIAL POSITION
31 December 2021 and 31 December 2020
	Note	2021	2020
		$	$
Assets
Non-current assets
Investments	6	1,007,500	—
Advance for Investments	6	—	47,500,00
Current assets
Receivables		500	500
Cash and cash equivalents	7	17,519,962	287,784
Total assets		18,527,962	47,788,284
Equity
Share capital		500	500
Retained earnings		1,987,973	13,132,572
Total equity		1,988,473	13 133 072
Non-current liabilities
Borrowed funds	9	16,539,489	34,655,213
Total equity and liabilities		18,527,962	47,788,284
The accompanying notes form an integral part of these financial statements

Dalliance Services Company
STATEMENT OF CHANGES IN EQUITY
Years ended 31 December 2021 and 31 December 2020
	Share capital
	Number of shares issued and outstanding	Amount	Retained earnings	Total equity
Balance as of January 1, 2020	500	500	(56,893)	(56 393)
Profit for the period	—	—	13,189,465	13,189,465
Balance as of December 31, 2020	500	500	13,132,572	13,133,072
Profit for the period	—	—	(11,144,599)	(11,144,599)
Balance as of December 31, 2021	500	500	1,987,973	1,988,473
The accompanying notes form an integral part of these financial statements

Dalliance Services Company
STATEMENT OF CASH FLOWS
Years ended 31 December 2021 and 31 December 2020
	Note	2021	2020
		$	$
Operating activities
Cash paid to suppliers		(17,243)	(282)
Net cash flow used in operating activities		(17,243)	(282)
Investing activities
Refund of advance for Investments		52,250,000	—
Purchase of Investments		(16,143,095)	—
Proceeds from sale Investments		—	4,465,000
Net cash flow generated from investing activities		36,106,905	4,465,000
Financing activities
Repayment of borrowed funds		(18,815,979)	(1,788,587)
Repayment to the principal		—	(2,411,842)
Net cash flow used in financing activities		(18,815,979)	(4,200,429)
Effect of exchange rate changes on cash and cash equivalents		(41,505)	20,389
Net increase in cash and cash equivalents		17,232,178	284,677
Cash and cash equivalents at the beginning of the period	7	287,784	3,107
Cash and cash equivalents at the end of the period	7	17,519,962	287,784
The accompanying notes form an integral part of these financial statements

Dalliance Services Company
Notes to financial statements
1. Corporate information
Country of incorporation
Dalliance Services Company, referred to herein as the “Company”, was incorporated in Marshall Islands on April 3, 2017. Its registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.
The principal activity of the Company is the holding of investments.
Sergey Solonin is the sole shareholder of the Company as of December 31, 2021.
The only subsidiary of the Company, Harrow Holdings Ltd, is a commercial entity formed under the laws of Seychelles and is impaired in full and is under liquidation.
2. Basis of preparation
These financial statements have been prepared according to the recognition and measurement principles of International Financial Reporting Standards (IFRSs) as adopted by International Accounting Standards Board (IASB), including all amendments to standards effective January 1, 2021. The Company has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective.
The financial statements have been prepared under the historical cost convention except for financial instruments accounted at fair value through profit or loss (FVTPL) and at fair value through other comprehensive income (FVOCI).
The preparation of IFRS financial statements requires the use of some important accounting estimates. Areas of accounting that involve a higher degree of measurement or complexity, and areas where assumptions and estimates are material to the financial statements, are identified in Note 3.
3. Summary of significant accounting policies
The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all years presented in these financial statements unless otherwise stated.
Investments
Subsidiaries
Subsidiaries are entities controlled by the Company. Control exists where the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.
Investments in subsidiary undertakings, which are held for long-term purposes, are stated at cost less any impairment in value. Where there has been impairment in value, it is recognized as an expense when the impairment is identified.
Associates and joint ventures
The Company’s investment in its associate and joint ventures are accounted for using the equity method. An associate is an entity in which the Company has significant influence. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. unanimous consent of the parties) have rights to the net assets of the arrangement.
Under the equity method, the investment in the associate or joint venture is carried on the statement of financial position at cost plus post acquisition changes in the Company’s share of net assets of the associate/

Dalliance Services Company
Notes to financial statements
3. Summary of significant accounting policies (continued)
joint venture. Goodwill relating to the associate/joint venture is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.
The statement of comprehensive income reflects the Company’s share of the results of operations of the associate/joint venture. When there has been a change recognized directly in the equity of the investment, the Company recognizes its share of any changes and discloses this, when applicable, in the statement of changes in equity.
The financial statements of the associates/joint ventures are prepared for the same reporting period as the Company. When necessary, adjustments are made to bring the accounting policies in line with those of the Company.
Other Investments
At initial recognition, an entity makes an irrevocable election to present in other comprehensive income subsequent changes in the fair value of an investments in an equity instruments that are not held for trading.
Revenue recognition
Revenues of the Company are obtained from license contracts, most of which are concluded with the Company’s subsidiaries. These revenues generally come in the form of royalties that are calculated as percentage of the licensees’ sales and hence are sales-based. The performance obligation under these license contracts is considered as satisfied over time. The revenue is recognized when the subsequent sales of the licensee occur.
In addition, revenues earned by the Company are recognised on the following bases:

•
Interest income

Interest income is recognised as it accrues, using the effective interest method.

•
Dividend income

Dividend income is recognised when the right to receive payment is established.
Foreign currency translation

(1)
Functional and presentation currency

Items included in the Company’s financial statements are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The functional currency of the Company is the US Dollar (USD). The financial statements are presented in USD ($), which is the Company’s presentation currency.

(2)
Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the statement of comprehensive income.
Financial instruments
Financial assets and financial liabilities are recognised on the Company’s statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Dalliance Services Company
Notes to financial statements
3. Summary of significant accounting policies (continued)
Investment in equity securities
At initial recognition, an entity makes an irrevocable election to present in other comprehensive income subsequent changes in the fair value of an investments in an equity instruments that are not held for trading.
Cash and cash equivalents
Cash comprises cash at banks and in hand and short-term deposits with an original maturity of three months or less and are included as a component of cash and cash equivalents for the purpose of the statement of financial position and statement of cash flows.
Borrowings
Borrowings are recorded initially at the proceeds received, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in profit or loss over the period of the borrowings using the effective interest method.
Derecognition of financial assets and liabilities
Financial assets
A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised when:

•
the rights to receive cash flows from the asset have expired;

•
The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Financial liabilities
A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in profit or loss.
Offsetting financial instruments
Financial assets and financial liabilities are offset and the net amount reported in the statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously. The right of set-off must not be contingent on a future event and must be legally enforceable in all of the following circumstances: the normal course of business, the event of default, and the event of insolvency or bankruptcy of the entity and all of the counterparties. This is not generally the case with master netting agreements, and the related assets and liabilities are presented gross in the statement of financial position.
Share capital, share premium
Ordinary shares are classified as equity. The difference between the fair value of the consideration received by the Company and the nominal value of the share capital being issued is taken to the share premium account.

Dalliance Services Company
Notes to financial statements
3. Summary of significant accounting policies (continued)
Related parties
Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. In considering each possible related party relationship, attention is directed to the substance of the relationship, not merely the legal form. Related parties may enter into transactions which unrelated parties might not, and transactions between related parties may not be affected on the same terms, conditions and amounts as transactions between unrelated parties.
4. Critical accounting estimates, judgements and assumptions
The preparation of the Company’s financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the reporting date. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability affected in the future.
Judgm ents
In the process of applying the Company’s accounting policies, management has made the following judgments, which had the most significant effect on the amounts recognised in the financial statements:

•
Impairment of investments in subsidiaries, joint venture and associates

Indicators of impairment include such items as declines in revenues, earnings or cash flows or material adverse changes in the economic or political stability of a particular country, which may indicate that the carrying amount of an asset is not recoverable. If facts and circumstances indicate that investment in subsidiaries may be impaired, the estimated future discounted cash flows associated with these investments would be compared to their carrying amounts to determine if a write-down to fair value is necessary.
5. General and administrative expenses
Operating profit is stated after charging the following general and administrative expenses:
	2021	2020
	$	$
Consulting services	12,105	3,525
Assignment costs	442,448	—
Other expenses	2,103	264
	456,656	3,789
6. Investments
	2021	2020
	$	$
Balance at 1 January	—	—
Additions	16,400,460	—
Impairment charge	(15,392,960)	—
Balance at 31 December	1,007,500	—

Dalliance Services Company
Notes to financial statements
6. Investments (continued)
Name	2021 Holding	2020 Holding	2021	2020
	%	%	$	$
Harrow Holdings Ltd	100%	70,6%	—	—
Target Global Selected Opportunities LLC	5,1%	—	1,007,500	—
			1,007,500	—
During the year 2021, the Company repurchased 29,4% shares in Harrow Holdings Ltd for USD 15,392,960 (including cash payment of USD 15,135,595) and made a decision to liquidate the subsidiary, hence the impairment in full amount was recognized.
During 2021, the Company received back its advance paid for the purchase of investment (USD 47,500,000) as investments were not supplied. The Company also received a compensation for breach of a supply agreement in the amount of USD 4,750,000.
7. Cash and cash equivalents
For the purposes of the cash flow statement, the cash and cash equivalents include the following:
	2021	2020
	$	$
USD Account in Credit Suisse AG	17,045,641	63,924
EUR Account in Credit Suisse AG	474,321	223,860
Total cash	17,519,962	287,784
8. Earnings per share
Basic earnings per share amounts are calculated by dividing consolidated net profit for the year of the Company attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.
Diluted earnings per share amounts are calculated by dividing the consolidated net profit attributable to ordinary equity holders of the Company adjusted for the effect of any potential share exercise by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.
The following reflects the income and share data used in basic and diluted earnings per share computations for the years ended December 31:
Company figures:
	2021	2020
	$	$
Net profit/(loss) attributable to ordinary equity holders of the Company for basic earnings	(11,144,599)	13,189,465
Weighted average number of ordinary shares for basic earnings per share	500	500
Weighted average number of ordinary shares for diluted earnings per share	500	500
Earnings per share:
Basic, profit attributable to ordinary equity holders of the Company	(22,289)	26,379
Diluted, profit attributable to ordinary equity holders of the Company	(22,289)	26,379

Dalliance Services Company
Notes to financial statements
8. Earnings per share (continued)
There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these financial statements.
9. Related party balances and transactions
The following transactions were carried out with related parties:
Loans from related party
Details of loans granted by related parties are set out below:
Lender	Country	Original currency	Initial principle balance in original currency	Date of granting	Maturity date	Interest rate	2021	2020
						%	$	$
Solonin Sergey	Russia	USD	47 500 000	1-aug-18	1-aug-2023	0%	16,539,489	34,655,213
10. Financial risk management objectives and policies
Financial risk factors
The main risks that could adversely affect the Company’s financial assets, liabilities or future cash flows are, liquidity and market risk. Management reviews and approves policies for managing each of the risks which are summarized below.
10.1 Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting its obligations associated with financial liabilities. The Company has established procedures with the objective of maintaining a balance between continuity of funding and flexibility through the use of loans.
The table below summarises the maturity profile of the Company’s financial liabilities at the statement of financial position date based on contractual undiscounted payments:
December 31, 2021	On demand	from 1 to 3 years	more than 3 years	Total
	$	$	$	$
Borrowings	—	16,539,489	—	—
December 31, 2020	On demand	from 1 to 3 years	more than 3 years	Total
	$	$	$	$
Borrowings	—	34,655,213	—	—
The management of the Company did not identify any liquidity risk arising from the payables owned to its owner.
10.2 Capital management
For standalone financial statement purposes, capital includes share capital and borrowings. To maintain or adjust the capital structure, the Company may return capital to shareholders, issue new shares or incur debt.
The Company’s overall objectives, policies and processes remain unchanged from last year.

Dalliance Services Company
Notes to financial statements
11. Events after the reporting period
In July 2022, the Company and Sergey Solonin, QIWI PLC’s largest shareholder and chairman of QIWI PLC board of directors, invited the stockholders of QIWI PLC, a company formed under the laws of Cyprus, to tender up to 10,000,000 of QIWI PLC’s Class B Ordinary Shares (including Class B Ordinary Shares represented by American Depositary Shares), for purchase by the Company in cash at a price of $2.50 per Class B Ordinary Share (including Class B Ordinary Shares represented by American Depositary Shares), less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase filed by the Company with the U.S. Securities and Exchange Commission on July 19, 2022 (as it may be amended or supplemented from time to time).
In August 2022, the Company entered into another loan agreement with its sole shareholder (Sergey Solonin) with a maximum borrowing capacity of up to USD 11,000,000, with repayment due by December 31, 2024. The amount of USD 3,000,000 has been received by the Company as of the date of these financial statements. All free cash the Company has is expected to be spent for tender offer.

Dalliance Services Company
INTERIM CONDENSED FINANCIAL STATEMENTS
30 June 2022

Dalliance Services Company
INTERIM CONDENSED FINANCIAL STATEMENTS 30 June 2022

Dalliance Services Company
INTERIM CONDENSED STATEMENT OF COMPREHENSIVE INCOME
30 June 2022
		Three months ended	Six months ended	Three months ended	Six months ended
		June 30, 2021		June 30, 2022
	Note	$	$	$	$
General and administrative expenses	3	(448,308)	(453,437)	(52,044)	(66,894)
Loss from operations		(448,308)	(453,437)	(52,044)	(66,894)
Compensation for breach of contract	4	4,750,000	4,750,000	—	—
Foreign exchange gain/(loss), net		—	(16,270)	—	(34,203)
Profit/(loss) before tax		4,301,692	4,280,293	(52,044)	(101,097)
Income tax		—	—	—	—
Net profit/(loss)		4,301,692	4,280,293	(52,044)	(101,097)
Other comprehensive income		—	—	—	—
Total other comprehensive (loss)/income, net of tax		4,301,692	4,280,293	(52,044)	(101,097)
Earnings per share:
Basic, profit attributable to ordinary equity holders of the parent		8,603	8,561	(104)	(202)
Diluted, profit attributable to ordinary equity holders of the parent		8,603	8,561	(104)	(202)
The accompanying notes form an integral part of these financial statements
3

Dalliance Services Company
INTERIM CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2022
		As of December 31, 2021	As of June 30, 2022
	Note	$	$
Assets
Non-current assets
Investments	4	1,007,500	1,027,500
Current assets
Receivables		500	500
Cash and cash equivalents	5	17,519,962	17,398,865
Total assets		18,527,962	18,426,865
Equity
Share capital		500	500
Retained earnings		1,987,973	1 886,876
Total equity		1,988,473	1,887,376
Non-current liabilities
Borrowed funds	6	16,539,489	16,539,489
Total equity and liabilities		18,527,962	18,426,865
The accompanying notes form an integral part of these financial statements
4

Dalliance Services Company
INTERIM CONDENSED STATEMENT OF CHANGES IN EQUITY
30 June 2022
	Share capital
	Number of shares issued and outstanding	Amount	Retained earnings	Total equity
Balance as of January 1, 2021	500	500	13,132,572	13,133,072
Profit for the period	—	—	4,301,692	4,301,692
Balance as of June 30, 2021	500	500	17,434,264	17,434,764
	Share capital
	Number of shares issued and outstanding	Amount	Retained earnings	Total equity
Balance as of January 1, 2022	500	500	1,987,973	1,988,473
Profit for the period	—	—	(101,097)	(101,097)
Balance as of June 30, 2022	500	500	1,886,876	1,887,376
The accompanying notes form an integral part of these financial statements
5

Dalliance Services Company
INTERIM CONDENSED STATEMENT OF CASH FLOWS
30 June 2022
		Six months ended
		June 30, 2021	June 30, 2022
	Note	$	$
Operating activities
Cash paid to suppliers		(10,989)	(66,319)
Net cash flow used in operating activities		(10,989)	(66,319)
Investing activities
Refund of advance for Investments		52,250,000	—
Purchase of Investments		(15,020,095)	(20,000)
Proceeds from sale Investments
Net cash flow generated from investing activities		37,229,905	(20,000)
Financing activities
Repayment of borrowed funds		(17,504,818)	—
Net cash flow used in financing activities		(17,504,818)	—
Effect of exchange rate changes on cash and cash equivalents		(16,200)	(34,778)
Net increase in cash and cash equivalents		19,697,898	(121,097)
Cash and cash equivalents at the beginning of the period		287,784	17,519,962
Cash and cash equivalents at the end of the period		19,985,682	17,398,865
The accompanying notes form an integral part of these financial statements
6

Dalliance Services Company
Notes to financial statements
1.   Corporate information
Country of incorporation
Dalliance Services Company, referred to herein as the “Company”, was incorporated in Marshall Islands on April 3, 2017. Its registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.
The principal activity of the Company is the holding of investments.
Sergey Solonin is the sole shareholder of the Company as of June 30, 2022.
The only subsidiary of the Company, Harrow Holdings Ltd, is a commercial entity formed under the laws of Seychelles and is impaired in full and is under liquidation.
2.   Basis of preparation
The interim condensed financial statements for the six months ended June 30, 2022 have been prepared in accordance with IAS 34 Interim Financial Reporting.
The interim condensed consolidated financial statements are presented in US Dollars (“USD”).
The interim condensed financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual financial statements as of December 31, 2021.
The accounting policies adopted in the preparation of the interim condensed financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2021, except for the adoption of amended IFRS effective as of January 1, 2022. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.
The following amended standards became effective for the Company from January 1, 2022, but did not have any impact on the interim condensed financial statements of the Group:

•
Amendments to IFRS 3: Reference to the Conceptual Framework (issued in May 2020)

•
Amendments to IAS 16: Property, Plant and Equipment: Proceeds before Intended Use (issued in May 2020)

•
Amendments to IAS 37: Onerous Contracts — Costs of Fulfilling a Contract (issued in May 2020)

•
2018-2020 annual improvements to IFRS standards:

•
IFRS 1 First-time Adoption of International Financial Reporting Standards — Subsidiary as a first-time adopter

•
IFRS 9 Financial Instruments — Fees in the ‘10 per cent’ test for derecognition of financial liabilities

•
IAS 41 Agriculture — Taxation in fair value measurements

7

Dalliance Services Company
Notes to financial statements
3.   General and administrative expenses
Operating profit is stated after charging the following general and administrative expenses:
	Three months ended June 30, 2021	Six months ended June 30, 2021	Three months ended June 30, 2022	Six months ended June 30, 2022
	$	$	$	$
Consulting services	(4,403)	(9,461)	(51,565)	(66,244)
Assignment costs	(442,448)	(442,448)	—	—
Other expenses	(1,457)	(1,529)	(479)	(650)
	(448,308)	(453,437)	(52,044)	(66,894)
4.   Investments
2022
$
Balance at 1 January	1,007,500
Additions	20,000
Balance at 30 June	1,027,500
Name	December 31, 2021 Holding	June 30, 2022 Holding	December 31, 2021	June 30, 2022
	%	%	$	$
Harrow Holdings Ltd	100%	100%	—	—
Target Global Selected Opportunities LLC	5,1%	5,1%	1,007,500	1,027,500
			1,007,500	1,027,500
During the six months ended June 30, 2021, the Company received back its advance paid for the purchase of investment (USD 47,500,000) as investments were not supplied. The Company also received compensation for breach of a supply agreement in the amount of USD 4,750,000.
5.   Cash and cash equivalents
For the purposes of the cash flow statement, the cash and cash equivalents include the following:
	As of December 31, 2021	As of June 30, 2022
	$	$
USD Account in Credit Suisse AG	17,045,641	17,025,566
EUR Account in Credit Suisse AG	474,321	373,299
Total cash	17,519,962	17,398,865
6.   Related party balances and transactions
The following transactions were carried out with related parties:

8

Dalliance Services Company
Notes to financial statements
Loans from related party
Details of loans granted by related parties are set out below:
Lender	Country	Original currency	Initial principle balance in original currency	Date of granting	Maturity date	Interest rate	As of December 31, 2021	As of June 30, 2020
						%	$	$
Sergey Solonin	Russia	USD	47500 000	1-aug-18	1-aug-2023	0%	16,539,489	16,539,489
7.   Events after the reporting period
In July 2022, the Company and Sergey Solonin, QIWI PLC’s largest shareholder and chairman of QIWI PLC board of directors, invited the stockholders of QIWI PLC, a company formed under the laws of Cyprus, to tender up to 10,000,000 of QIWI PLC’s Class B Ordinary Shares (including Class B Ordinary Shares represented by American Depositary Shares), for purchase by the Company in cash at a price of $2.50 per Class B Ordinary Share (including Class B Ordinary Shares represented by American Depositary Shares), less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase filed by the Company with the U.S. Securities and Exchange Commission on July 19, 2022 (as it may be amended or supplemented from time to time).
In August 2022, the Company entered into another loan agreement with its sole shareholder (Sergey Solonin) with a maximum borrowing capacity of up to USD 11,000,000, with repayment due by December 31, 2024. The amount of USD 3,000,000 has been received by the Company as of the date of these financial statements. All free cash the Company has is expected to be spent for tender offer.

9

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DALLIANCE SERVICES COMPANY
By:
/s/ Natallia Makarava

Name:
Natallia Makarava

Title:
Director

SERGEY SOLONIN
/s/ Sergey Solonin

Dated: August 29, 2022

EXHIBIT INDEX
Exhibit
(a)(1)(A)	Offer to Purchase, dated July 19, 2022.*
(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).*
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)(A)	Summary Advertisement, dated July 19, 2022*
(a)(5)(B)	Press Release, dated August 8, 2022**
(a)(5)(C)	Press Release, dated August 26, 2022***
(a)(5)(D)	Press Release, dated August 29, 2022****
(b)	Not Applicable.
(d)(1)	Form of Amended and Restated Registration Rights Agreement among Saldivar Investments Limited, Sergey A. Solonin, Palmway Holdings Limited, Antana International Corporation, Andrey N. Romanenko, Dargle International Limited, Igor N. Mikhailov, Bralvo Limited, E1 Limited, Mail.ru Group Limited and Mitsui & Co., Ltd., and QIWI plc. (incorporated by reference to Exhibit 4.5 to QIWI plc’s Registration Statement on Form F-1, File No. 333‑191221, filed on September 30, 2013).
(g)	Not Applicable.
(h)	Not Applicable.
107	Filing Fee Table*

*
Previously filed on July 19, 2022 as an exhibit to the Schedule TO.

**
Previously filed on August 8, 2022 as an exhibit to the Schedule TO.

***
Previously filed on August 26, 2022 as an exhibit to the Schedule TO.

****
Filed herewith.